

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2008

Mr. Kendall J. Powell
Chief Executive Officer
General Mills, Inc
Number One General Mills Boulevard
Minneapolis, MN 55426

   Re: **General Mills, Inc.**
       Form 10-K for Fiscal Year Ended May 27, 2007
       Filed July 26, 2007
       Response Letter Dated March 13, 2008
       File No. 001-1185

Dear Mr. Powell:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            H. Roger Schwall
            Assistant Director